Exhibit (p)(1)

Code of Ethics - Fund

Effective Date: 10/01/2024

Regulatory Highlights

This Fund Code of Ethics (the “Code”) has been adopted by the First American Funds Board pursuant to Rule 17j-1 under the Company Act. It was decided that it is best practice for the Funds to establish a Code even though, as Money Market Funds, it is not required under Rule 17j-1. The Board may, by resolution, make this Code applicable to additional Funds formed in the future.

Rule 17j-1 covers personal investment activities of investment company personnel. In addition, it defines terms (17j-1(a)); addresses unlawful actions (17j-1(b)); requires the adoption of a code of ethics for every Fund other than a Money Market Fund (17j-1(c)); requires specific reporting by Access Persons who are not Disinterested Trustees (17j-1(d)); requires pre-approval of investments in initial public offerings, private placements, and limited offerings (17j-1(e)); and includes certain recordkeeping requirements (17j-1(f)).

Disinterested Trustees are not required to make initial or annual holdings reports or quarterly transaction reports solely by reason of being a Fund trustee unless the trustee knew or, in the ordinary course of fulfilling his or her official duties as a Fund trustee, should have known that during the 15-day period immediately before or after the trustee’s transaction in a Security, the Fund purchased or sold the Security or the Fund or its investment adviser considered purchasing or selling the Security.

Regulatory Requirements

Company Act: Rule 17j-1

Applicability

RIC

Policy Specific Terms (Refer to glossary for standard terms used)

Access Persons	Access Persons has the same meaning as in Rule 17j-1(a)

Disinterested Trustees	A trustee of the Funds who is not an Interested Person of the Funds within the meaning of Section 2(a)(19) of the Company Act

USBAM CONFIDENTIAL	1 of 6

Interested Person	Interested Person has the same meaning as defined in the Company Act Section 2(a)(19)

Security	A security as defined in section 2(a)(36) of the Company Act [15 U.S.C. 80a-2(a)(36)], except that it does not include direct obligations of the Government of the United States; bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments including repurchase agreements; and shares issued by open-end funds

Policy Objective Statement

It was decided that it is best practice for the Funds to establish a code of ethics even though, as Money Market Funds, it is not required under Rule 17j-1. The purpose of the Code is twofold.

First is to establish the requirements of the Funds’ Chief Compliance Officer for reporting of certain material items regarding the Advisor’s Code, as well as responsibilities of the Board regarding approvals related to the Advisor’s Code.

The second is to establish policies consistent with Rule 17j-1 as they are relevant to Disinterested Trustees including:

1.	Access Persons have the duty at all times to place the interests of the Funds and their shareholders ahead of their own personal interests in any decision relating to their personal investments.

2.	Access Persons’ personal securities transactions shall be conducted consistent with this Code and in such a manner as to avoid any actual, potential or appearance of a conflict of interest, or any abuse of an individual’s position of trust and responsibility.

3.	Access Persons shall not take inappropriate advantage of their position and must avoid any situation that might compromise, or call into question, their exercise of fully independent judgment in the interest of shareholders.

Prohibited Securities Transactions

1.	No Access Person shall, in connection with the purchase or sale, directly or indirectly, by such person of a Security held or to be acquired by any Fund:

-	Employ any device, scheme or artifice to defraud the Fund;

-	Make any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading;

-	Engage in any act, practice or course of business which operates or would operate as a fraud or deceit upon any Fund; or

USBAM CONFIDENTIAL	2 of 6

-	Engage in any manipulative practice with respect to any Fund.

2.	No Access Person shall purchase or sell, directly or indirectly, any Security in which he or she has or thereby acquires any beneficial ownership where such purchase or sale constitutes insider trading, or take any other action that constitutes or may result in insider trading.

3.	No Access Person shall purchase or sell, directly or indirectly, any Security in which he or she has or thereby acquires any beneficial ownership and which to his or her actual knowledge at the time of such purchase or sale such Security is being purchased or sold by any Fund, or has been recommended to be purchased or sold by any Fund.

4.	Paragraphs 2 and 3 of this section shall not apply to the following:
a.	Transactions for any account over which the Access Person has no direct or indirect influence or control;

b.	Involuntary transactions by the Access Person or any Fund;

c.	Purchases under an automatic dividend reinvestment plan; or

d.	Purchases affected by the exercise of rights, issued by an issuer pro-rata to all holders of a class of its securities, to the extent such rights were acquired from such issuer.

Required Notifications

None

Compliance Control Procedures

Preventive Control Procedures:

●	The Board will review and approve changes to the Advisor’s Code no later than six months after adoption of material changes.

●	Annually, the CCO, or designee, will provide the Board a written certification that the Funds and USBAM have adopted procedures reasonably necessary to prevent Access Persons, as defined in Rule 17j-1 under the Investment Company Act of 1940 as amended, from violating their respective codes of ethics adopted under said Rule.

Detective Control Procedures:

●	Within 30 days of quarter end, Disinterested Trustees shall only report to Compliance transactions in Securities if such Disinterested Trustee knows at the time of such transaction or, in the ordinary course of fulfilling his or her official duties as trustee, should have known during the 15 day period immediately preceding or after the date of the transaction, that such Security was or would be purchased or sold by any Fund or was or would be considered for purchase or sale by any Fund or its investment adviser.

USBAM CONFIDENTIAL	3 of 6

●	The CCO or designees review quarterly certifications received from Disinterested Trustees to determine if violations have occurred.

Corrective Control Procedures:

●	Quarterly, the CCO reports violations of the Code and the Advisor’s Code of which it becomes aware to the Board at or before the next regular meeting of the Board, together with Compliance’s recommendation for the action, if any, to be taken with respect to such violation.
●	Quarterly, the CCO reports suspected violations or concerns regarding compliance with laws, regulations, or the Advisor’s Code; or suspected wrongdoings that could harm the reputation of the Advisor and/or the Funds (“Whistleblower Reports”) of which it becomes aware to the Board at or before the next regular meeting of the Board, together with follow-up information on actions taken.
●	The CCO reports each instance of gift and entertainment activity by Funds’ senior financial officers (i.e., Fund president, Fund treasurer and Fund assistant treasurer) that has a value exceeding $500 per person to the Board at or before the next regularly scheduled meeting of the Board.

USBAM CONFIDENTIAL	4 of 6

Policy Owner

●	CCO

Responsible Parties

●	Compliance

Related Policies

●	Code of Ethics – Advisor

●	Form N-CSR

Related Disclosures

●	None

USBAM CONFIDENTIAL	5 of 6

For any defined terms used herein, please refer to glossary of Fund and Advisor standard terms document.

USBAM CONFIDENTIAL	6 of 6